July 24, 2013

BY EDGAR AND VIA FACSIMILE (703-813-6985)
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attention: Brian Cascio

Re: First Solar, Inc.
Form 10-K for the fiscal year ended December 31, 2012
Filed February 27, 2013
File No. 001-33156

Dear Mr. Cascio:

Set forth below are the responses of First Solar, Inc. (the “Company”) to the July 10, 2013 comment letter of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the above-referenced Form 10-K (the “Form 10-K”).
For your convenience, we have set forth below the Staff's comments in bold typeface followed by the Company's responses thereto.
Form 10-K for the fiscal year ended December 31, 2012

Selected Quarterly Financial Data, page 68

1.
In future filings, please describe the effect of the extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of each quarter. Please refer to Item 302 of Regulation S-K.

We respectfully acknowledge the Staff's comment and note that in future filings, beginning with our annual report on Form 10-K for the year ended December 31, 2013, we will describe the effect of extraordinary, unusual or infrequently occurring items recognized in each full quarter within the two most recent fiscal years as well as the aggregate effect and the nature of year-end or other adjustments which are material to the results of each such quarter.

Item 8. Consolidated Financial Statements

Note 1. First Solar and Its Business, page 79

2.
We reference the disclosure during the year ended December 31, 2012, you corrected certain errors that overstated net loss by $7.8 million for the year ended December 31, 2011, with such correction having the effect of reducing net loss by $7.8 million for the year ended December 31, 2012. Please tell us the nature and gross amounts of the errors that you identified, including whether the adjustment related to one error or a collection of multiple errors. In addition, please clarify how you concluded that the correction of the error did not have a material impact on current or prior periods.

We respectfully acknowledge the Staff's comment. We have included below a detailed summary of the comprehensive analysis that we prepared related to assessing whether the correction of such errors had a material impact on current or prior periods. During the year ended December 31, 2012, we corrected three errors that aggregated to a gross impact to net income (loss) of $7.8 million in both actual and absolute terms. This gross amount was primarily comprised of two errors. The first error was an understatement of $4.9 million in net income (loss) related to “cut-off” of our inventories and balance of systems parts that had been installed in our systems business projects accounted for under the percentage-of-completion method, but remained in inventories and balance of systems parts as of December 31, 2011. Accordingly, the value of the installed inventories and balance of system parts was not included in the incurred cost portion of our percentage-of-completion calculations. The understatement was comprised of (a) an understatement of $13.6 million in net sales, (b) an understatement of $8.4 million in cost of sales, (c) an overstatement of $8.4 million in inventories and balance of systems parts and (d) an overstatement of $0.3 million due to the associated impact to our income tax expense. The second error was an understatement of $2.5 million in net income (loss) related to an overstatement in our income tax expense (benefit) for the year ended December 31, 2011, related to a benefit associated with Subpart F foreign tax credits. The remaining error was for an understatement of $0.4 million in operating expenses due to a miscellaneous item that was considered in our overall evaluation of materiality, but is considered to be individually insignificant.

In evaluating whether each individual error and the aggregation of these errors had a material impact on current or prior periods, the Company considered the guidance of Staff Accounting Bulletin 99, Materiality (“SAB 99”). According to SAB 99, the use of a percentage as a numerical threshold, such as 5% of income (loss) before income taxes, may provide the basis for a preliminary assumption that - without considering all relevant circumstances - a deviation of less than the specified percentage with respect to a particular item on a registrant's financial statements is unlikely to be material. However, a numerical threshold cannot be used as a substitute for a full analysis of all relevant considerations when assessing materiality, which should include both “quantitative” and “qualitative” factors. SAB 99 provides that the essence of the concept of materiality is as follows:

The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.

With respect to the qualitative factors to be considered in an analysis of materiality, SAB 99 refers to the following considerations:

•	whether the misstatement arises from an item capable of precise measurement or whether it arises from an estimate and, if so, the degree of imprecision inherent in the estimate

•	whether the misstatement masks a change in earnings or other trends

•	whether the misstatement hides a failure to meet analysts' consensus expectations for the enterprise

•	whether the misstatement changes a loss into income or vice versa

•	whether the misstatement concerns a segment or other portion of the registrant's business that has been identified as playing a significant role in the registrant's operations or profitability

•	whether the misstatement affects the registrant's compliance with regulatory requirements

•	whether the misstatement affects the registrant's compliance with loan covenants or other contractual requirements

•	whether the misstatement has the effect of increasing management's compensation - for example, by satisfying requirements for the award of bonuses or other forms of incentive compensation

•	whether the misstatement involves concealment of an unlawful transaction

•	an expectation (based, for example, on a pattern of market performance) that a known misstatement may result in a significant positive or negative market reaction

•	whether the misstatement has intentionally misstated items in the financial statements

Quantitative Analysis
In evaluating whether the above discussed errors were considered material, we first evaluated the quantitative impact to both our GAAP and non-GAAP results. The Company uses a general guideline of 5% of our annual income (loss) before income taxes on a non-GAAP basis, after excluding certain nonrecurring and infrequent items for purposes of assessing quantitative materiality. This amounts to a quantitative materiality of approximately $30 million for the year ended December 31, 2011 and approximately $24 million for the year ended December 31, 2012.

The following tables outline the quantitative impact to the affected financial statement captions on our GAAP reported results, which includes the impact of certain nonrecurring and infrequent items that we make adjustments for in our non-GAAP results, for the years ended December 31, 2011 and December 31, 2012:

From a quantitative perspective we also considered the impact of the errors by making certain adjustments to our GAAP results due to nonrecurring and infrequent items including restructuring expense, goodwill impairment and costs in excess of normal warranty expense. Such adjustments are consistent with the non-GAAP measures we furnished for such periods in our investor earnings call materials and press releases, and the Company has consistently furnished our results to investors through making such adjustments. We believe these non-GAAP financial measures, when taken together with the corresponding GAAP financial measures, provide meaningful supplemental information regarding the Company's operating performance. Our management uses these non-GAAP financial measures in assessing the Company's performance against prior periods, and we believe that investors and analysts benefit from an understanding of these non-GAAP financial measures. We believe that analysts also evaluate our operating results and provide their consensus earnings estimates based upon making adjustments for these nonrecurring and infrequent items. Restructuring costs represent asset impairment and related costs and severance and termination related costs primarily due to a series of restructuring initiatives intended to align the organization with our long-term strategic plan including expected sustainable market opportunities and to reduce costs. We exclude restructuring costs from our non-GAAP measures because the asset impairment portion of the charges does not reflect our cash position or our cash flows from operating activities, and the restructuring charges overall do not reflect future operating expenses, are not indicative of our core operating performance, and are not meaningful in comparing to our past operating performance. We exclude the impairment of goodwill from our non-GAAP measures because it does not reflect future performance, does not affect our cash position, and does not affect our cash flows from operating activities. Costs in excess of normal warranty expense reflect estimated costs related to our remediation of a manufacturing excursion that occurred between June 2008 and June 2009. We exclude this expense from our non-GAAP measures because we do not believe it reflects expected long-term future costs. We also include an adjustment to income tax expense to reflect the effect of the non-GAAP adjustments on non-GAAP net income (loss).

The following tables outline the quantitative impact to the affected financial statement captions on our non-GAAP furnished results for the years ended December 31, 2011 and December 31, 2012:

We believe that excluding the certain nonrecurring and infrequent items discussed above in the determination of quantitative materiality is appropriate given the nonrecurring and infrequent nature of such expenses, considering the historical profitability of the Company and the operating results in 2011 and 2012 after excluding such expenses. In addition to evaluating the quantitative impact to each annual period as summarized in the above tables we also considered the quantitative impact to the quarterly periods such errors related to and the quarterly periods during which such errors were corrected, which analysis reflected a quantitative impact similar to the foregoing analysis for the annual periods. Based upon evaluation of the quantitative impact of such errors, the Company concluded that the correction of the errors described above was not material to the periods for which the errors related or the periods in which the errors were corrected from a quantitative perspective.

Qualitative Assessment
In evaluating whether the above discussed errors were considered material, we next evaluated the qualitative impact to our Consolidated Financial Statements including consideration of all of the above listed qualitative factors outlined in SAB 99. In particular, the Company notes that the correction of the errors did not change a net loss into net income or vice versa on either a GAAP or non-GAAP basis, did not result in the Company meeting or failing to meet analyst consensus expectations for the impacted periods on either a GAAP or non-GAAP basis, did not have an impact on our debt covenant compliance, and did not mask a change in earnings or other trends on either a GAAP or non-GAAP basis considering the overall competitive and economic environment within the solar industry experienced during 2011 and 2012. The following points summarize our conclusion on each SAB 99 qualitative consideration:

•	the misstatements primarily arose from items capable of precise measurement

•	the misstatements did not mask a change in earnings or other trends

•	the misstatements did not hide a failure to meet analysts' consensus expectations

•	the misstatements did not change a loss into income or vice versa

•
the misstatements related primarily to our systems segment, which during the second half of 2011 and throughout 2012 represented the most significant portion of our business and resulted in such segment results being consistent with the overall consolidated results

•	the misstatements did not affect our compliance with regulatory requirements

•	the misstatements did not affect our compliance with loan covenants or other contractual requirements

•	the misstatements did not have the effect of increasing management's compensation

•	the misstatements did not involve concealment of an unlawful transaction

•
the misstatements were not expected to result in a significant positive or negative market reaction due primarily to the underlying competitive and economic environment within the solar industry experienced during 2011 and 2012

•	the misstatements were not intentional

We considered the above qualitative considerations for the annual and quarterly periods such errors related to and the annual and quarterly periods during which such errors were corrected. Based upon evaluation of the qualitative considerations in the aggregate the correction of such errors was not material to the annual or quarterly periods for which the errors related or the annual or quarterly periods during which the errors were corrected from a qualitative perspective.

In evaluating both the qualitative and quantitative factors outlined in SAB 99 in the aggregate, the Company concluded that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the correction of these errors and therefore determined that the correction of the errors did not have a material impact on current or prior periods. We included disclosure of such conclusion along with the underlying impact of the correction of the errors in Note 1 to our Consolidated Financial Statements included in our Annual Report on Form 10-K for the year ended December 31, 2012 in order to inform our financial statement users of the impact of the error correction and that the Company had concluded that such correction did not have a material impact on current or prior periods.

Note 9. Property and Equipment, page 98

3.
We see that the carrying amount of stored assets, which you define as machinery and equipment purchased for planned manufacturing capacity expansions that have been canceled, has increased to $227 million as of December 31, 2012. We also understand, based on your prior response dated August 3, 2012, that you evaluate these assets for impairment on a held for use basis. Tell us whether you have an expected timeframe for utilization of the stored assets and explain that timeframe, if one exists. Also tell us how you evaluate the stored assets for technical obsolescence, including how you concluded that the assets would not become obsolete before they would likely be put in use in your manufacturing operations. Clarify the factors you considered in determining that the held for use model is still appropriate.

We respectfully acknowledge the Staff's comment. The machinery and equipment purchased for planned manufacturing capacity expansions (“stored assets”) was $160.7 million as outlined in our quarterly report on Form 10-Q for the quarter ended March 31, 2012. In that filing we also disclosed in Item 2−Management's Discussion and Analysis of Financial Condition and Results of Operations−Liquidity and Capital Resources that we expected to incur approximately $110 million of additional capital expenditures to complete the purchases of such stored assets as well as to complete any necessary remaining work on the underlying manufacturing plants at which such stored assets were originally intended to be installed. As many of the stored assets have long production and assembly lead times, the physical deliveries of such stored assets continued throughout the remainder of 2012 and into the first half of 2013, resulting in the value of the stored assets being $227 million as of December 31, 2012.

As of the date of this response, we do not have a definitive timeframe for the expected utilization of all of the stored assets, as we will deploy such stored assets into service when such assets are required or beneficial to our existing installed manufacturing capacity or when market demand supports additional or market specific manufacturing capacity. Since December 31, 2012, on a limited basis, we have committed some of the stored assets to replace certain machinery and equipment at or near the end of their useful lives in our existing installed manufacturing lines. We believe over the next several years a portion of such stored assets will be utilized in this manner including in our oldest installed manufacturing lines. We are also exploring opportunities in certain markets that would result in the deployment of a significant portion or all of our stored assets, including potential opportunities for installations of new capacity or transfers of existing capacity to markets that would locally support all or the majority of the output from the installation of such stored assets. Our planned timeframe for utilization of a significant portion or all of our stored assets in the above discussed ways would be by 2017.

In assessing such stored assets for impairment, we applied the requirements of ASC 360-10-35-23 for our asset groupings, which represent the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities. The identification of asset groupings in accordance with ASC 360-10-35-23 requires significant management judgment. Such stored assets are part of larger asset groups as the stored assets do not have cash flows that are largely independent of the cash flows of other assets and liabilities. When estimating future cash flows for the stored assets in any impairment testing, we intentionally do not include any expected cash inflows from the deployment and installation of such assets. We do however include such stored assets in the total of the corresponding asset base being assessed for recoverability for our asset groups. We considered the guidance in ASC 360-10-35-35 related to future cash flows of long-lived assets under development but determined that it was appropriate to exclude cash inflows from any impairment analysis due to the stored assets not currently being part of a definitive deployment plan.

When evaluating the stored assets for potential impairment under a held and used impairment model in accordance with ASC 360-10, we considered whether such stored assets would be subject to technological obsolescence. The Company notes that the stored assets were the most up to date versions of all of our solar module manufacturing lines at the time they were ordered. Our manufacturing machinery and equipment and related manufacturing process is based upon processing glass through our three production stages (deposition, cell definition and treatment, and assembly and test). Due primarily to the stability of our product form factor and our overall product architecture, the core manufacturing machinery and equipment that comprises the stored assets is at a significantly lower risk for technological obsolescence than semiconductor manufacturing equipment. We currently have no plans or anticipated requirements to make any significant changes to the core machinery and equipment required in our production lines that would result in the technological or other obsolescence of our stored assets. The Company considers in our evaluation of potential technological obsolescence any planned or necessary replacements of the stored assets as a result of our solar module efficiency roadmap, which extends through 2017. Our solar module efficiency roadmap and the related manufacturing process changes that are planned to achieve such roadmap are enhancements and modifications to our existing core manufacturing processes and machinery and equipment and does not contemplate the obsolescence, replacement or a shorter useful life of such stored assets. The Company will continue to include a consideration of technical obsolescence of the stored assets in any impairment testing required in accordance with ASC 360-10.

When considering whether the held and used impairment model is still appropriate under ASC 360-10, we considered the alternative impairment models that can be utilized including the held for sale and abandonment impairment models. The stored assets do not meet the criteria to be classified and assessed for impairment under a held for sale model, nor do we expect any significant amount of such stored assets to qualify for such classification in the future. The stored assets also do not meet the criteria to be considered abandoned. A long-lived asset is considered abandoned when it ceases to be used or when it is disposed of. ASC 360-10-45-15 indicates that a long-lived asset that is to be disposed of other than by sale (i.e., by abandonment) shall continue to be classified as held and used until it is disposed of. The Company has not considered the abandonment or disposal of the stored assets and as noted above we continue to explore strategic opportunities for the use of such stored assets in addition to using stored assets as replacements for currently installed manufacturing machinery and equipment.

The Company believes that our fact pattern requires the use of a held and used impairment model. Considering the stored assets abandoned for accounting purposes would not be appropriate under the guidance of ASC 360-10 because we have the intent to deploy, and are actively engaged in pursuing strategies or opportunities to deploy, such stored assets.

Note 19. Share-Based Compensation, page 118

4.
We see that you increased the estimated forfeiture rate for outstanding stock awards in the second and third quarters of 2012, the effect of which was recorded as a cumulative adjustment in accordance with ASC 718. The decrease in the forfeiture rate appears to have significantly reduced stock based compensation expense during 2012. In future filings please quantify the cumulative effect of the change in estimate.

We respectfully acknowledge the Staff's comment and note that in future filings beginning with our quarterly report on Form 10-Q, for the quarter ended June 30, 2013, we will quantify the cumulative effect of changes in estimates related to our forfeiture rate that have a significant impact on share-based compensation expense.

The Company hereby acknowledges to the Staff as follows:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

·	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * *

If you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at 602-427-3386.

Sincerely,

/s/ Mark Widmar_____
Mark Widmar
Chief Financial Officer